UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-14174

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
AGL Resources Inc.
Retirement Savings Plus Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
AGL Resources Inc.
Ten Peachtree Place
Atlanta, Georgia 30309

AGL Resources Inc.
Retirement Savings Plus Plan
Financial Statements and Supplemental Schedule
December 31, 2011 and 2010

AGL Resources Inc.
Retirement Savings Plus Plan
Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits As of December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2011	3

Notes to Financial Statements As of December 31, 2011 and 2010	4-11

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) As of December 31, 2011	13

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

AGL Resources Inc. Retirement Savings Plus Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of AGL Resources Inc. Retirement Savings Plus Plan (the “Plan”) at December 31, 2011 and December 31, 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Atlanta, GA
June 25, 2012

AGL Resources Inc.
Retirement Savings Plus Plan
Statements of Net Assets Available for Benefits
As of December 31, 2011 and 2010

	2011	2010

Assets
Investments
AGL Resources Inc. common stock	$118,785,972	$101,168,210
Mutual funds	133,744,001	131,053,006
Common/collective trusts	48,960,346	47,599,661
Total investments	301,490,319	279,820,877
Cash	31,633	45,644
Receivables
Employer contributions	269,183	240,518
Participant contributions	653,667	605,457
Participant loans receivable	6,958,792	6,769,420
Due from broker for securities sold	865,799	16,514
Total receivables	8,747,441	7,631,909
Accrued interest	20,783	20,732
Net assets available for benefits, at fair value	310,290,176	287,519,162

Adjustment from fair value to contract value for indirect interest in
benefit-responsive investment contracts	(887,574)	(821,425)
Net assets available for benefits	$309,402,602	$286,697,737

The accompanying notes are an integral part of these financial statements.

AGL Resources Inc.
Retirement Savings Plus Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2011

Additions
Additions to net assets attributed to
Investment Income
Net appreciation in fair value of investments	$12,261,437
Dividends	5,161,991
Dividends on AGL Resources Inc. common stock	4,705,172
22,128,600

Interest income on participant loans receivable	318,822
Contributions
Participant	13,677,666
Employer	6,991,715
20,669,381
Total additions	43,116,803

Deductions
Deductions from net assets attributed to
Benefits paid to participants	(20,329,072)
Administrative expenses	(82,866)
Total deductions	(20,411,938)
Net increase	22,704,865

Net assets available for benefits
Beginning of year	286,697,737
End of year	$309,402,602

The accompanying notes are an integral part of these financial statements.

AGL Resources Inc.
Retirement Savings Plus Plan
Notes to Financial Statements
As of December 31, 2011 and 2010

1.	Plan Description

The following brief description of the AGL Resources Inc. (the “Company”) Retirement Savings Plus Plan (the “RSP Plan”) is provided for general information purposes only.  Participants should refer to the RSP Plan agreement for more complete information.

General
The RSP Plan was adopted effective January 1, 1986, to provide tax-deferred savings and matching employer contributions to eligible employees for their retirement.  The RSP Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Generally, all employees of participating employers age 21 or older who have completed 30 days of service with the Company are eligible to participate in the RSP Plan.

Administration
The RSP Plan is administered by the Administrative Committee (the “Committee”) which is appointed by the Company’s Board of Directors.  The Committee has the sole discretion and authority to interpret the provisions of the RSP Plan, including determinations as to eligibility, amounts of benefits payable, and the resolution of all factual questions arising in connection with the administration of the RSP Plan.

The Committee is authorized to employ agents, as they may require, to carry out the provisions of the RSP Plan.  The expenses of the RSP Plan consist of disbursements, transaction fees, and loan issuance and maintenance charges.  These expenses are paid by the RSP Plan’s participants on a per transaction basis and are reflected as administrative expenses in the accompanying statement of changes in net assets available for benefits.  In addition, disbursements are made at the Committee’s request.

Since February 1, 2007, the Committee has engaged a trustee, Bank of America, N.A. (“Trustee”), to maintain a trust under which contributions to the RSP Plan are invested in various investment funds and the Company’s common stock.  Since January 11, 2008, Merrill Lynch, Pierce, Fenner & Smith, Inc.  Retirement Group has served in the role of record keeper for the RSP Plan.  Since January 15, 2008, Merrill Lynch, Pierce, Fenner & Smith, Inc. Retirement Group has also served in the role of custodian for the RSP Plan.

Contributions
Employee Contributions
Participants may contribute up to 50% of compensation (as defined in the RSP Plan document) on a before tax basis.  A participant also may contribute up to 10% of compensation on an after tax basis.  The amount a participant elects to contribute will be withheld from his or her compensation through payroll deductions, and such contributions will be transferred by the Company to the Trustee of the RSP Plan at each payroll period and will be credited to the participant’s account as soon as administratively practicable after such transfer.  Participants who will attain age 50 before the end of the Plan year are eligible to make additional catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Maximum contributions cannot exceed limits as set forth in the Internal Revenue Code (“IRC”).  The RSP Plan currently offers twenty mutual funds, two common/collective trusts and the Company’s common stock as investment options for participants.

Company Matching Contributions
Generally, on behalf of each participant who makes before tax contributions, the Company will make a matching contribution each payroll period.  Except as noted below, the matching contribution will be equal to 65% of the participant’s before tax contributions; provided that the matching contribution will apply only to before tax contributions which are up to 8% of the participant’s compensation.  If a participant reached age 50 on or before July 1, 2000 and was an active participant in the Company’s defined benefit pension plan on that date, matching contributions will only be made up to 6% of the participant’s compensation until December 31, 2010, after which time the Company will match up to the first 8% of the participant’s total compensation.

Forfeited Accounts
Any forfeited amounts, resulting from employees terminating prior to completion of the vesting period, may be used to reduce future Company contributions or may be applied to RSP Plan expenses incurred with respect to administering the RSP Plan.  At December 31, 2011 and 2010, forfeited non-vested accounts totaled $184,258 and $133,023, respectively.  In 2011 and 2010, the RSP Plan did not use any of the forfeited nonvested account balances to decrease Company contributions.  In 2011 and 2010, the RSP Plan applied $0 and $30,914, respectively, to RSP Plan expenses.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) RSP Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  A participant is entitled to the benefits that can be provided from the participant’s vested account.

Vesting
All amounts are allocated to a participant’s before tax and after tax contributions account and rollover contribution account.  A participant’s contribution is vested immediately.  A participant’s matching contributions account is vested upon occurrence of any one of the following:

•	Attainment of age 65 while employed by the Company;

•	Death while employed by the Company;

•	Permanent disablement while employed by the Company; or

•	Completion of three years of vesting service.

Partial vesting occurs during the three years of vesting service as follows:

Percentage
Vested of
Years of Vesting Service	Matching
Completed by Employee	Contributions

Less than 1 year	0%
1 year	50%
2 years	75%
3 years	100%

Participants must complete no less than 1,000 hours of service during the RSP Plan year before a year of vesting service is granted.

Withdrawals
A participant’s after tax contributions may be withdrawn upon written request or upon a participant’s authorization on the Voice Response Unit or the website of the RSP Plan administrator.  Participants also may be eligible for hardship withdrawals from their before tax contributions (but not the earnings on those contributions earned after 1988) if they meet certain “immediate and heavy financial need” hardship requirements.  An additional 10% income tax generally will be imposed on the taxable portion of the withdrawal unless the participant has reached age 59½ (or has satisfied certain other criteria established in the Internal Revenue Code (“IRC”) at the time of withdrawal).  Additionally, participants greater than age 59½ are permitted to take a distribution from the RSP Plan without an early withdrawal penalty.

Distribution of Benefits
The RSP Plan provides that distribution of benefits may be made as soon as practicable after an employee’s death, disability, or separation from service.  If the distribution is $1,000 or less, the Committee may make an immediate distribution without the consent of the participant.  Otherwise, a participant may delay the distribution of his or her account until 60 days after the end of the RSP Plan year following the latest of (i) the year in which the participant reaches age 70½, (ii) the year in which the participant retires, (iii) the year in which the participant reaches 10 years of participation, or (iv) the year in which the participant actually incurs severance from employment.

Generally, a participant’s distribution will be made in a single sum of cash.  To the extent a participant’s account is invested in AGL Resources Inc. common stock on the date of distribution, at the option of the participant, the distribution may be made in the form of whole shares of AGL Resources Inc. common stock (and cash representing any fractional share).

Distributions of cash or AGL Resources Inc. common stock from a participant’s account (other than amounts attributable to the participant’s after tax contributions) which are made upon the participant’s termination of employment, disability or death, generally will be taxable in the year of distribution.  Such distributions will, generally, be subject to 20% income tax withholding.

Participant Loans Receivable
Participants may borrow from their participant accounts.  Such borrowings represent loans to the participant and notes receivable to the RSP Plan.  The minimum loan amount to a participant is $1,000 and may not exceed the lesser of either the limit established by the Committee or the least of (a) $50,000 minus the participant’s highest outstanding loan balance during the previous twelve months, (b) 50% of the participant’s vested account balance less the participant’s current outstanding loan, or (c) 50% of the participant’s vested account balance.  Participants generally repay loans through payroll withholdings over a period not to exceed 5 years, except for residential loans, which may not exceed 10 years.  The loans receivable to the RSP Plan are secured by the loan balance in the participant’s account and bear interest at fixed rates that range from 3.25% to 10.5%, based on a reasonable rate of interest, which is defined as the rate of interest that would be charged by persons in the business of lending as of the origination date.  As of December 31, 2011, this rate of interest was the prime rate plus 1%.  Interest is computed monthly.

A participant may not have more than one general purpose loan and one residential loan outstanding at any time.  In the event that a participant terminates employment for any reason (or otherwise ceases to be a party in interest), any outstanding RSP Plan loan will become due and payable in full at that time.  The RSP Plan provides that the Committee may take certain actions (as appropriate) to allow the participant to cure a default on a RSP Plan loan.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the RSP Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (except for benefits paid to participants which are recorded when paid).

New Accounting Standards
In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.  ASU 2011-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS.  The amendments are of two types: (i) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  The update is effective for annual periods beginning after December 15, 2011.  Plan management does not believe the adoption of this update will have a material impact on the RSP Plan’s financial statements.

Investment Valuation and Income Recognition
The RSP Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  See Note 4, Fair Value Measurements, for discussion of fair value.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the RSP Plan.  The RSP Plan invests in investment contracts through common/collective trusts.

The Statements of Net Assets Available for Benefits presents the fair value of the investment in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a fair value basis except for fully benefit-responsible contracts through a common/collective trust which are on a contract value basis.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The RSP Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net change in the fair value of its investments which consist of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the RSP Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

Contributions
Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the RSP Plan participants’ earnings.

Participant Loans Receivable
Participant loans receivable are measured at their unpaid principal balance plus any accrued but unpaid interest.

3.	Investments

The following presents the fair values of investments that represent 5% or more of the RSP Plan’s net assets as of December 31, 2011 and 2010:

	Shares/Units		Amount
	2011	2010	2011	2010

AGL Resources Inc. Common Stock	2,810,837	2,821,986	$118,785,972	$101,168,210
Invesco Stable Value Trust, at
contract value	28,549,734	28,703,596	28,549,734	28,703,596
Diamond Hill Large Cap Fund	1,808,715	1,919,562	27,148,812	28,447,906
Harbor Capital Appreciation	580,069	547,786	21,404,556	20,114,719
Equity Index Trust XIII	1,693,238	1,599,526	19,523,038	18,074,641
Western Asset Core Plus Fund	1,563,477	1,495,689	17,370,226	16,123,525
American Europacific Growth Fund	469,343	462,509	16,469,249	19,106,246

Net appreciation (depreciation) in fair value of investments for the year ended December 31, 2011 (including gains and losses on investments bought and sold, as well as held during the year) was as follows:

AGL Resources Inc. common stock	$18,086,825
Mutual funds	(6,180,387)
Common/collective trust funds	354,999
$12,261,437

4.	Fair Value Measurements

As defined in authoritative guidance related to fair value measurements and disclosure, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy defined by the guidance are as follows:

Level 1
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions for the assets or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3
Pricing inputs include significant inputs that are less observable from objective sources.  These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

It is important to note that the principal market and market participants should be considered from the reporting entity’s perspective, as differences may occur between and among entities with differing activities.

The following is a description of the valuation methodologies used for these categories of investments:

Common Stock
Valued at the closing price per unit on each business day on the active market in which the securities are traded.  These securities are generally categorized in Level 1.

Common/Collective Trusts
The investments include a stable value trust and an index trust.  The investments are valued based on the unit value as reported by the trustee for each common/collective trust, which is determined as of the close of each business day.  Participants’ units are issued and redeemed at unit value (contract value for the stable value trust) at the end of each day.  Were the RSP Plan to initiate a full redemption of the stable value trust investment, the trustee reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner and in compliance with the trust’s notice provisions.  These securities are generally categorized in Level 2.

Mutual Funds
Valued at the net asset value of shares held by the RSP Plan each business day.  These securities are generally categorized in Level 1.

The methods described above may provide a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  While the RSP Plan believes its valuation methods are appropriate and consistent with other market participants, it is possible that different fair value measurements may arise due to the use of different methodologies or assumptions in determining the fair value measurement at the reporting date.

The following tables show the fair value of the RSP Plan investments as of December 31, 2011 and 2010:

	Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Common stocks	$118,785,972	$-	$-	$118,785,972
Mutual funds
Domestic equity	71,251,395			71,251,395
International equity	21,791,575			21,791,575
Asset allocation	16,835,745			16,835,745
Fixed income	23,865,286			23,865,286
Common/collective trusts
Stable value trust		29,437,308		29,437,308
Index value trust		19,523,038		19,523,038
Total investments	$252,529,973	$48,960,346	$-	$301,490,319

	Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Common stocks	$101,168,210	$-	$-	$101,168,210
Mutual funds
Domestic equity	70,032,181	-	-	70,032,181
International equity	23,882,732	-	-	23,882,732
Asset allocation	15,680,044	-	-	15,680,044
Fixed income	21,458,049	-	-	21,458,049
Common/collective trusts
Stable value trust	-	29,525,021		29,525,021
Index value trust	-	18,074,640		18,074,640
Total investments	$232,221,216	$47,599,661	$-	$279,820,877

5.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the RSP Plan to discontinue its contributions at any time and to terminate the RSP Plan subject to the provisions of ERISA.  If the RSP Plan was terminated, the Trustee would be instructed to continue and maintain separate plan accounts for each participant to accumulate earnings and profits until distribution of benefits under the provisions of the RSP Plan were allowable.  In the event of the RSP Plan termination, participants would become 100% vested in their employer contributions.

6.	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 25, 2011, that the RSP Plan and related trust are designed in accordance with applicable sections of the IRC.  The RSP Plan has been amended since the IRS has made its determination.  The RSP Plan administrator and tax counsel believe that the RSP Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC; and therefore believe the RSP Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require RSP Plan management to evaluate tax positions taken by the RSP Plan and recognize a tax liability (or asset) if the RSP Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The RSP Plan administrator has analyzed the tax positions by the RSP Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The RSP Plan is subject to routine audits by taxing jurisdictions, and there is currently an audit for the 2009 tax year in progress.  The RSP Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

7.	Related Party Transactions

ERISA defines a party-in-interest to include fiduciaries or employees of the RSP Plan, any person who provides service to the RSP Plan, and an employee organization whose members are covered by the RSP Plan, a person who owns 50% or more of such an employer or employee association or relative of such persons.  The RSP Plan allows participants to direct investments in the AGL Resources Inc. common stock and a common/collective trust managed by Bank of America, N.A., an affiliate of the Trustee and recordkeeper of the RSP Plan.  In addition, participant loans receivable qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

8.	Risks and Uncertainties

The RSP Plan invests in various investment securities, including the Company’s common stock.  Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9.	Subsequent Events

The RSP Plan administrator has evaluated subsequent events since the date of these financial statements.

Effective January 1, 2012, the Company adopted the following amendments to the RSP Plan:

(1)
An automatic pre-tax contribution deferral of 3% of eligible compensation will be provided for participants hired or rehired on or after January 1, 2012, following the 60th day after such participant first became an active participant, provided that no other election is made by such date.  The automatic enrollment will become effective on the first day of the first full pay period beginning 60 days after the eligible new employee has received notice of such automatic enrollment.

(2)
For non-union participants hired or rehired on or after January 1, 2012 (“Pension-Ineligible Participant”) who are not eligible to participate in the Company’s defined benefit pension plan, the Company will make a matching contribution of 100% of the first 3% of the Pension-Ineligible Participants eligible compensation contributed before tax, plus 75% of the amount over 3%, but not in excess of 6%.  The Company will also make a non-elective contribution equal to 1.5% of the actual aggregate compensation of each Pension-Ineligible Participant who is an employee as of the last day of the RSP Plan year.

There were no other events or transactions discovered during the evaluation that require recognition or disclosure in the financial statements.

Supplemental Schedule

AGL Resources Inc.
Retirement Savings Plus Plan
Schedule H, Line 4i – Schedule of Assets (Held at end of Year)
December 31, 2011 (EIN No. 58-2210952 / Plan Number 003)

(a)	(b)	(c)	(d)	(e)
		Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost **	Current Value

	Invesco Stable Value Trust	Common/collective trust		$28,549,734
*	Equity Index Trust XIII	Common/collective trust		19,523,038
*	AGL Resources Inc.	Common stock		118,785,972
	Alger Smidcap Growth Fund CL I	Mutual fund		9,731,413
	American Europacific Growth	Mutual fund		16,469,249
	Artio Intl Equity Fund II CL I	Mutual fund		374,902
	Aston/River Road Select Value Fund	Mutual fund		10,780,963
	Davis Selected American Shares	Mutual fund		2,185,651
	Diamond Hill Large Cap Fund	Mutual fund		27,148,812
	Dodge & Cox International	Mutual fund		4,947,424
	Harbor Capital Appreciation	Mutual fund		21,404,556
	Pimco Total Return	Mutual fund		6,495,061
	Wells Fargo Outlook Today	Mutual fund		396,166
	Wells Fargo Target 2010	Mutual fund		1,033,522
	Wells Fargo Target 2015	Mutual fund		3,142,131
	Wells Fargo Target 2020	Mutual fund		3,778,271
	Wells Fargo Target 2025	Mutual fund		3,752,128
	Wells Fargo Target 2030	Mutual fund		2,460,732
	Wells Fargo Target 2035	Mutual fund		849,825
	Wells Fargo Target 2040	Mutual fund		711,257
	Wells Fargo Target 2045	Mutual fund		256,756
	Wells Fargo Target 2050	Mutual fund		454,956
	Western Asset Core Plus Fund	Mutual fund		17,370,226
*	Participant Loans Receivable	Various maturities		6,958,792
		(interest rates from 3.25% to 10.5%)

				$307,561,537

*           Denotes parties-in-interest.
**         Cost information not required for participant-directed accounts under an individual account Plan.

SIGNATURES

The RSP Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN
(Name of Plan)

Date: June 27, 2012	/s/ Bryan E. Seas
Senior Vice President and Chief Accounting Officer; Member of the Administrative Committee, Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm